August 20, 2014

VIA EDGAR TRANSMISSION

U.S. Securities and Exchange Commission

Division of Corporations Finance

100 F Street, N.E.

Washington, D.C. 20549

Re: Toshoan Holdings, Inc.

Response to Staff Letter August 15, 2014

Form S-1/A

Filed July 29, 2014

File No. 333-195060

To the men and women of the SEC:

On behalf of Toshoan Holdings, Inc. (“we”, “us”, or the “Company”), are responding to comments contained in the Staff letter, dated August 15, 2014 addressed to Mr. Hajime Abe, the Company’s President, Secretary and Director, with respect to the Company’s filing of its S-1/A on July 29, 2014.

The Company has replied below on a comment-by-comment basis, with each response following a repetition of the Staff’s comment to which it applies.

SEC Comment(s) /Analysis

General

1. Please provide us with your analysis as to Mr. Abe’s ability to rely on Rule 3a4-1 of the Exchange Act, as amended. In this regard, we note the Form S-1 filed by TOA Holdings, Inc. which was declared effective on June 5, 2014. It appears that Mr. Abe also plans to rely on Rule 3a4-1 of the Exchange Act to conduct TOA Holdings, Inc.’s offering. Accordingly, please provide us with a detailed analysis regarding Mr. Abe’s ability to rely on Rule 3a4-1 in conducting this offering.

COMPANY RESPONSE

We acknowledge the effective registration statement of TOA Holdings, Inc.

Regarding 3a4-1 Mr. abe, hereby to be referred to as “the associated person” will restrict his participation in this offering to the following activities pursuant to 3a4-1 (iii)

Preparing any written communication or delivering such communication through the mails or other means that does not involve oral solicitation by the associated person of a potential purchaser; Provided, however, that the content of such communication is approved by a partner, officer or director of the issuer; Responding to inquiries of a potential purchaser in a communication initiated by the potential purchaser; Provided, however, that the content of such responses are limited to information contained in a registration statement filed under the Securities Act of 1933 or other offering document; or Performing ministerial and clerical work involved in effecting any transaction.

Page 21 has been amended appropriately to clarify Mr. Abe’s ability to rely on Rule 3a4-1.

2. Please also state on the prospectus cover page, in the prospectus summary, and in the plan of distribution that Mr. Abe will sell the shares that he is offering for his own account at a fixed price for the duration of the offering.

COMPANY RESPONSE

The previous has been added. See page 3 and page 5.

3. Please note that, prior to effectiveness, you will need to file an updated auditor’s consent.

COMPANY RESPONSE

We have included updated auditor consents.

*We are not requesting acceleration but do acknowledge the following:

 -Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

-The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

-The Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Date: August 20, 2014

/s/ Hajime Abe

President & CEO